As filed with the Securities and Exchange Commission on July 5, 2011
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURES UNDER
THE TRUST INDENTURE ACT OF 1939

Grupo Iusacell Celular, S.A. de C.V.
and
SOS Telecomunicaciones, S.A. de C.V.
Comunicaciones Celulares de Occidente, S.A. de C.V.
Telecomunicaciones del Golfo, S.A. de C.V.
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.
Portatel del Sureste, S.A. de C.V.
Iusacell, S.A. de C.V.
Inmobiliaria Montes Urales 460, S.A. de C.V.
Mexican Cellular Holding, Inc.

 (the “Guarantors” and, together with the issuer, the “Applicants”)

Montes Urales No. 460, Piso 1
Colonia Lomas de Chapultepec
Delegación Miguel Hidalgo, 11000
México, D.F.
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURES TO BE QUALIFIED

Title of Class	Amount
9.0% Senior Secured Notes due 2017	U.S.$345,429,600(1)

Approximate date of proposed public offering:
As soon as practicable after the effectiveness of this Application for Qualification.

CT Corporation System
111 Eighth Avenue
13th Floor
New York, NY 10011
(212) 894-8800
(Name and address of agent for service)

With a copy to:
David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison, LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of Grupo Iusacell Celular, S.A. de C.V.

(1) The amount of securities that will be issued under the indenture to be qualified will increase based on the capitalization of certain fees payable by the Company.

GENERAL

1.	General Information.

(a) Form of organization.

All Applicants are Mexican corporations (each a sociedad anónima de capital variable), except for Mexican Cellular Holding, Inc., which is a Delaware corporation.

(b) State or other sovereign power under the laws of which organized.

The following Applicants are organized under the federal laws of the United Mexican States: Grupo Iusacell Celular, S.A. de C.V. (“Iusacell Celular”); SOS Telecomunicaciones, S.A. de C.V.; Comunicaciones Celulares de Occidente, S.A. de C.V.; Telecomunicaciones del Golfo, S.A. de C.V.; Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.; Portatel del Sureste, S.A. de C.V.; Iusacell, S.A. de C.V.; and Inmobiliaria Montes Urales 460, S.A. de C.V.

The following Applicant is organized under the laws of the state of Delaware: Mexican Cellular Holding, Inc.

2.	Securities Act Exemption Applicable.

The issuance of Iusacell Celular’s 9.0% Senior Secured Notes due 2017 (the “Notes”) and the guarantees of the Notes (the “Guarantees”) will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(10) of the Securities Act.  Certain of the Guarantors may be removed from the list of guarantors under the indentures related to the Notes at a future date.

On or about June 30, 2011, Iusacell Celular proposes to issue U.S.$345,429,600 in aggregate principal amount of the Notes, pursuant to a reorganization agreement (a convenio concursal) (the “Reorganization Agreement”) which was filed with the Ninth District Civil Court of the First Circuit in Mexico City, Mexico (the “Mexican Court”).  The Reorganization Agreement was filed as part of the reorganization proceeding commenced by Iusacell Celular on December 14, 2010, when it filed a petition with the Mexican Court to commence a concurso mercantil proceeding (the “Concurso Mercantil Proceeding”) under the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).

The Reorganization Agreement has been approved by the Mexican Court.  Pursuant to the Reorganization Agreement, U.S.$345,429,600 in aggregate principal amount of Iusacell Celular’s outstanding Senior Floating Rate First Lien Notes due 2011 (the “2011 Notes”) and 10.0% Senior Subordinated Second Lien Notes due 2012 (the “2012 Notes” and, together with the 2011 Notes, the “Existing Notes”) and the related guarantees will be cancelled, and the holders of Existing Notes will receive U.S.$1,000 in principal amount of Notes for each U.S.$1,000 principal amount of Existing Notes previously held.

Iusacell Celular believes that the issuance of the Notes and the Guarantees will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) of the Securities Act because it is issuing the Notes in exchange for its Existing Notes in an exchange in which the terms and conditions of such issuance and exchange are contained in a Reorganization Agreement that has been approved by the Mexican Court under the Mexican Business Reorganization Act.

On December 20, 2010, the Mexican Court issued an insolvency declaration (the “Insolvency Declaration”) whereby it directed the Mexican Federal Institute of Bankruptcy Proceedings (Instituto Federal de Especialistas de Concursos Mercantiles) to appoint a conciliator (conciliador) and established that Iusacell Celular was in general default.  The Insolvency Declaration, which also included a provisional list of creditors, was subject to appeal but was not appealed.  On January 1, 2011, the Insolvency Declaration was registered with the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) in Mexico City and on January 25, 2011 an abstract of its contents was published in the Federal Official Gazette (Diario Oficial de la Federación) and in the El Universal, which is a widely circulated newspaper in Mexico City and in Mexico.

After entering into the conciliation stage, the conciliator (an independent insolvency proceeding official with a fiduciary duty to all creditors, who is charged with facilitating an agreement for a plan of reorganization that considers the interests of all recognized parties) arranged for the approval of the Reorganization Agreement with Iusacell Celular’s recognized creditors.  Recognized creditors comprising 10% or more of all of Iusacell Celular’s recognized obligations were entitled to seek the appointment of an intervenor (intervenor) to review the findings of the conciliator and ensure that creditor interests were being adequately protected.  No intervenor was appointed. The conciliator requested such reports as it deemed necessary to facilitate the approval of the Reorganization Agreement between the requisite majority of creditors and Iusacell Celular.  Once the conciliator believed that he or she had the support of a majority of the recognized creditors, the conciliator made the Reorganization Agreement available to recognized creditors for comment for a period of not less than 10 days. The conciliator then determined that the plan was fair, both procedurally and substantively, to all recognized creditors.  The conciliator submitted an approved Reorganization Agreement to the Mexican Court.

Following the submission of the Reorganization Agreement to the Mexican Court, the Mexican Court presented the Reorganization Agreement for the consideration of the recognized creditors for a period that was not less than five days.  During this five-day period, recognized creditors had the opportunity to file objections to the restructuring contemplated by the Reorganization Agreement.  A recognized creditor could object in writing by stating that the Reorganization Agreement does not comply with the Mexican Businesses Reorganization Act or is inconsistent with public policy. No objection was presented. A recognized creditor could also object as to the authenticity of his or her consent.  No objection was presented. The Reorganization Agreement is considered to be valid and effective if it is signed by recognized creditors representing more than 50% of the sum of (1) the recognized amount owed to all our unsecured recognized creditors, and (2) the recognized amount owed to all our secured creditors that have executed the Reorganization Agreement.  These thresholds for approval by recognized creditors of the Reorganization Plan were exceeded. The Mexican court approved the Reorganization Agreement by its order dated April 6, 2011. Prior to granting its approval, the Mexican Court reviewed the Reorganization Agreement to ensure that it met the formal requirements of the Mexican Business Reorganization Act and took into consideration the report and supporting documentation submitted by the conciliator.  The Mexican Court then determined that the Reorganization Agreement (1) treats all creditors within the same classes equally and (2) does not contravene public policy.  The Mexican Court approved the Reorganization Agreement based on the conciliator’s findings including as to fairness.  The Mexican Court’s approval of the Reorganization Agreement was subject to appeal, but was not appealed, and the Mexican Court’s approval of the Reorganization Agreement is now final and non-appealable. The Existing Notes and related guarantees will be cancelled and the Notes and the Guarantees will be issued pursuant to the Reorganization Agreement and the orders of the Mexican Court.

AFFILIATIONS

3.	Affiliates.

(a)   Iusacell Celular is a wholly owned subsidiary of Grupo Iusacell, S.A. de C.V.  The principal shareholder of Grupo Iusacell, S.A. de C.V. is Orilizo Holding BV., a Netherlands company and a subsidiary of GSF Telecom Holdings, S.A.P.I. de C.V. GSF Telecom Holdings, S.A.P.I. de C.V., Operadora Unefon S.A. de C.V., a fixed and mobile telephony company, Grupo Elektra S.A.B. de C.V., an electronic appliance retailer, and TV Azteca, S.A.B. de C.V., a Mexican television network, are all part of a group of companies that are either controlled or subject to significant influence, directly or indirectly, by Mr. Ricardo B. Salinas Pliego.

The following table shows Iusacell Celular’s active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of Iusacell Celular’s ownership interest and voting power as of July 5, 2011.  Each of the Applicants is an Affiliate of the other Applicants.

Subsidiary	Line of Business	Country of Incorporation	% direct and indirect economic interest	% direct and indirect voting interest
SOS Telecomunicaciones, S.A. de C.V.	Region 9 cellular	Mexico	100.0	100.0

Comunicaciones Celulares de Occidente, S.A. de C.V.(1)	Region 5 cellular	Mexico	100.0	100.0

Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Region 6 cellular	Mexico	100.0	100.0

Telecomunicaciones del Golfo, S.A. de C.V.	Region 7 cellular	Mexico	100.0	100.0

Iusacell, S.A. de C.V.	Sales and marketing	Mexico	100.0	100.0

Total Play Telecomunicaciones, S.A. de C.V.	Long distance and fixed local wireline services	Mexico	46.64	46.64

Iusatel USA, Inc.(2)	Long distance U.S.	United States	46.6	46.6

Infotelecom, S.A. de C.V.	Paging	Mexico	51.0	51.0

Subsidiary	Line of Business	Country of Incorporation	% direct and indirect economic interest	% direct and indirect voting interest
Inmobiliaria Montes Urales 460, S.A. de C.V.	Real estate	Mexico	100.0	100.0

Editorial Celular, S.A. de C.V.	Publishing	Mexico	40.0	40.0

Portatel del Sureste, S.A. de C.V.	Region 8 cellular	Mexico	100.0	100.0

Mexican Cellular Holding, Inc.	Holding company for Comunicaciones Celulares de Occidente, S.A. de C.V.	United States	100.0	100.0

(1)	Held through Mexican Cellular Holding, Inc.
(2)	Held through Total Play Telecomunicaciones, S.A. de C.V.

(b) See Item 4 for “Directors and Executive Officers” of Applicants as of the date hereof.

(c) See Item 5 for “Principal Owners of Voting Securities” of Applicants as of July 5, 2011.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a)   The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939) of Iusacell Celular, SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Portatel del Sureste, S.A. de C.V., Iusacell, S.A. de C.V., and Inmobiliaria Montes Urales 460, S.A. de C.V. The mailing address of each of the directors and executive officers is c/o Montes Urales No. 460, Piso 1, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, México, D.F., Attention: Fernando José Cabrera García.

Name	Office(s)
Ricardo Benjamín Salinas Pliego	Chairman of the Board of Directors

Pedro Padilla Longoria	Director

Jaime Cortés	Director

José Antonio Lara del Olmo	Director

Adrian Steckel	Chief Executive Officer

Name	Office(s)
Carlos Ferreriro Rivas	Chief Financial Officer

Fernando José Cabrera García	General Counsel

Francisco Xavier Borrego Hinojosa Linage	Co-Secretary (not member of the Board)

Ricardo Maldonado Yáñez	Co-Secretary (not member of the Board)

(b)   The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939) of Mexican Cellular Holding, Inc.

Name	Office(s)
Ricardo Benjamín Salinas Pliego	Chairman of the Board of Directors

Pedro Padilla Longoria	Director

Jaime Cortés	Director

José Antonio Lara del Olmo	Director

Adrian Steckel	Chief Executive Officer

Carlos Ferreriro Rivas	Chief Financial Officer

Fernando José Cabrera García	General Counsel

Francisco Xavier Borrego Hinojosa Linage	Co-Secretary (not member of the Board)

Ricardo Maldonado Yáñez	Co-Secretary (not member of the Board)

5.	Principal owners of voting securities.

Grupo Iusacell, S.A. de C.V. owns 100% of the shares of Iusacell Celular. Iusacell Celular owns, directly or indirectly, 100% of the shares of SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Portatel del Sureste, S.A. de C.V.,  Iusacell, S.A. de C.V., Inmobiliaria Montes Urales 460, S.A. de C.V., and Mexican Cellular Holding, Inc.  The principal shareholder of Iusacell Celular’s parent company is Orilizo Holding BV, a Netherlands company and a subsidiary of GSF Telecom Holdings, S.A.P.I. de C.V., each controlled by Mr. Ricardo B. Salinas Pliego.  Mr. Salinas Pliego is Iusacell Celular’s Chairman of the Board.  No other shareholder owns more than 10% of the shares of Grupo Iusacell, S.A. de C.V.  All shares have the same voting rights.  On May 15, 2011, the ownership interests in Grupo Iusacell, S.A. de C.V. were as follows:

Name and Complete Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Amount Owned
Orilizo Holding BV	Common Shares	25,858,062	99.67%

UNDERWRITERS

6.	Underwriters.

(a)   No person has acted as underwriter of any securities of Iusacell Celular within the past three years.

(b)   No person is acting, or proposed to be acting, as principal underwriter of the Notes.

CAPITAL SECURITIES

7.	Capitalization.

(a)   The following table sets forth information with respect to each authorized class of securities of Iusacell Celular as of May 15, 2011:

Title of Class	Amount Authorized	Amount Outstanding
Senior Floating Rate First Lien Notes due 2011	U.S.$170,824,505	Approximately U.S.$125,745,818

10.000% Senior Subordinated Second Lien Notes Due 2012	U.S.$240,211,751	Approximately U.S.$219,683,782

(b)   The following table sets forth information with respect to each authorized class of securities of SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Portatel del Sureste, S.A. de C.V., Iusacell, S.A. de C.V., and Inmobiliaria Montes Urales 460, S.A. de C.V., as of June 30, 2011:

SOS TELECOMUNICACIONES, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	337,842,045	337,842,045

COMUNICACIONES CELULARES DE OCCIDENTE, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	257,585,904	257,585,904

TELECOMUNICACIONES DEL GOLFO, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	234,212,225	234,212,225

SISTEMAS TELEFONICOS PORTATILES CELULARES, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	267,963,791	267,963,791

PORTATEL DEL SURESTE, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	266,841,439	266,841,439

IUSACELL, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	6,567,755,101	6,567,755,101

INMOBILIARIA MONTES URALES 460, S.A. DE C.V.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	32,854,856	32,854,856

(c)   The following table sets forth information with respect to each authorized class of securities of Mexican Cellular Holding, Inc. as of June 30, 2011:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	100	100

(d)   The following is a brief outline of the voting rights of each class of Iusacell Celular’s voting securities:

Iusacell Celular’s capital stock is represented by common, ordinary, registered shares with no par value and no series classification.  These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the capital stock are met.  Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders.

(e)   The following is a brief outline of the voting rights of the voting securities of SOS Telecomunicaciones, S.A. de C.V., Comunicaciones Celulares de Occidente, S.A. de C.V., Telecomunicaciones del Golfo, S.A. de C.V., Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., Portatel del Sureste, S.A. de C.V., Iusacell, S.A. de C.V., and Inmobiliaria Montes Urales 460, S.A. de C.V. (each, for the purposes of this Section 7(e), a “Mexican Guarantor”):

Each Mexican Guarantor is a direct or indirect wholly-owned subsidiary of Iusacell Celular.  The capital stock of each Mexican Guarantor is represented by common, ordinary, registered shares with no par value and no series classification.  These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the capital stock are met.  Each common share entitles the holder thereof to one vote at any shareholders meeting of the Mexican Guarantor that issued that common share.

(f)   The following is a brief outline of the voting rights of each class of the voting securities of Mexican Cellular Holding, Inc.:

Mexican Cellular Holding, Inc. is wholly-owned subsidiary of Iusacell Celular.  Its capital stock is represented by common, ordinary, registered shares with no par value and no series classification.  These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the capital stock are met.  Each common share entitles the holder thereof to one vote at any shareholders meeting of Mexican Cellular Holding, Inc.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.

I.	Senior Secured Notes Indenture.

The following is a general description of certain provisions of the indenture related to the Notes (the “Notes Indenture”), a form of which is filed as Exhibit T3C hereto.  The description is qualified in its entirety by reference to the Notes Indenture.  Unless otherwise noted, capitalized terms used in this Section I of Item 8 and not defined in this Section I of Item 8 have the meanings given to such terms in the Notes Indenture, and “Iusacell Celular” means Grupo Iusacell Celular, S.A. de C.V.

(A)	Events of Default

The following events are “Events of Default” under the Notes Indenture:

(a)   the default in the payment when due of the principal or premium, if any, on the Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, mandatory redemption in accordance with Section 5.9 of the Notes Indenture, Change of Control Offer or an Asset Sale Offer;

(b)   the default for 30 calendar days or more in the payment when due of interest or Additional Amounts on the Notes;

(c)   the failure to make a Change of Control Offer when required under the Change of Control covenant;

(d)   the failure to perform or comply with covenants limiting (i) the Incurrence of Additional Indebtedness, (ii) Restricted Payments, (iii) Asset Sales and Events of Loss, (iv) Liens, (v) Transactions with Affiliates, (vi) Maintenance and Perfection of First Priority Security Interest, or (vii) Mergers, Consolidations, Sales and Conveyances for 30 days or more after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(e)   the failure by Iusacell Celular or any Restricted Subsidiary to deposit in a cash collateral account any Net Cash Proceeds in respect of an Asset Sale or Event of Loss required to be deposited for a period of more than 10 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(f)   the failure by Iusacell Celular or any Restricted Subsidiary to duly observe or perform any of the covenants or agreements of Iusacell Celular or such Restricted Subsidiary under the Notes Indenture (other than those referred to in clauses (a), (b), (c), (d) and (e) above) for a period of more than 45 days after the date on which written notice thereof requiring Iusacell Celular or such Restricted Subsidiary to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(g)   (A) the failure by Iusacell Celular or any Restricted Subsidiary to make when due a payment of principal, interest or premium, irrespective of amount, if any, on any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), or (B) the default by Iusacell Celular or any Restricted Subsidiary under any Indebtedness, the principal amount outstanding of which is in excess of U.S.$15,000,000 (or its equivalent in other currencies), which default results in the acceleration of such Indebtedness prior to its stated maturity;

(h)   a Judgment shall have been entered against Iusacell Celular or any Restricted Subsidiary;

(i)   (A) the Lien created or intended to be created on the Issue Date by any of the Collateral Documents fails to be registered with the appropriate registry in Mexico, which shall include the public registries of commerce of the domicile of each of the Company and the Restricted Subsidiaries that grant Collateral, by the 21st month anniversary of the Issue Date, if Iusacell Celular shall have provided the Trustee no later than the 12th month anniversary of the Issue Date with an Officers’ Certificate stating that Iusacell Celular has used its best reasonable commercial efforts and has acted diligently to obtain the registration of the mortgage at the public registry of commerce in Mexico City (or, if such Officers’ Certificate has not been so provided, the Lien created fails to be registered with the appropriate registry in Mexico by the 12th month anniversary of the Issue Date), or (B) the Lien created by any of the Collateral Documents at any time fails to constitute a valid Lien on the Collateral, except, in each of the cases of (A) and (B) above, for any failure that (1) is cured by Iusacell Celular within 30 days after the date on which written notice thereof requiring Iusacell Celular to remedy the same shall have been given to Iusacell Celular by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, (2) is as a result of the Collateral and Intercreditor Agent’s failure to maintain possession of any instruments delivered to it under the Collateral Documents, or (3) relates to an immaterial portion of the Collateral;

(j)   except as permitted by the Notes Indenture and the Collateral Documents, any Note Guarantee or Collateral Document is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect, or any Restricted Subsidiary denies or disaffirms its obligations under its Note Guarantee, or Iusacell Celular or any Restricted Subsidiary denies or disaffirms its obligations under any of the Collateral Documents;

(k)   there shall have been a condemnation or expropriation of the assets of Iusacell Celular or a Restricted Subsidiary that could reasonably be expected to have a Material Adverse Effect;

(l)    certain events of bankruptcy or insolvency with respect to Iusacell Celular or a Restricted Subsidiary; and

(m)     the default for 30 calendar days or more in the payment when due of any amounts owed to any Holder pursuant to a written agreement with the Company in connection with the Restructuring; provided that the Company shall pay interest (including post-petition interest in any proceeding under any Insolvency Law) on such overdue amounts without regard to any applicable grace period at the rate of 2.0% per annum in excess of the rate shown on the Notes.

If an Event of Default occurs and is continuing, the Trustee may and, at the direction or request of the Holders of not less than 25% of the then outstanding principal amount of the Notes shall, declare all the Notes to be due and payable.  Certain events of bankruptcy or insolvency are Events of Default which shall result in the Notes being due and payable immediately upon the occurrence of such Events of Default.

Holders may not enforce the Notes Indenture or the Notes except as provided in the Notes Indenture.  The Trustee may refuse to enforce the Notes Indenture or the Notes unless it receives reasonable indemnity or security.  Subject to certain limitations, Holders of a majority in principal amount of the Outstanding Notes may direct the Trustee in its exercise of any trust or power.  The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest) if it determines that withholding notice is in their interest.  The exercise of remedies is also subject to the limitations contained in the Collateral Documents.

No Holder shall have any right to institute any proceeding with respect to the Notes Indenture for any remedy thereunder, unless:

●	such Holder gives the Trustee written notice of a continuing Event of Default;

●
Holders of not less than 25% of the principal amount of the then Outstanding Notes make a written request to the Trustee to institute such action or proceedings in its own name as Trustee and offer to the Trustee a customary indemnity against the costs, expenses and liabilities to be incurred therein or thereby;

●
the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such action or proceeding and no direction inconsistent with such written request have been given to the Trustee pursuant to the Notes Indenture; and

●
Holders of a majority in principal amount of the Outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

(B)	Notice of Defaults

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof.  Except in the case of a Default or Event of Default in payment of principal of or interest on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

(C)	Authentication and Delivery; Use of Proceeds

At any time and from time to time after the execution and delivery of the Notes Indenture, Iusacell Celular may deliver the Notes executed by Iusacell Celular to the Trustee for authentication, together with the applicable documents referred to in the Notes Indenture to be dated on or about the date on which the Mexican Court approves the Reorganization Agreement and certain other conditions are satisfied, and the Trustee shall thereafter authenticate and deliver such Notes to or upon the order of Iusacell Celular (specified in the Company Order referred to in the Notes Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes, because the Notes will be issued in exchange for the Existing Notes pursuant to the Reorganization Agreement.

(D)	Release of Property subject to Lien

Collateral may be released from the Liens and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Notes Indenture and the Collateral Documents.  Upon the written request of Iusacell Celular pursuant to an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee certifying that all conditions precedent under the Notes Indenture have been met (including that all obligations of the Company and the Restricted Subsidiaries have been fully performed (to the extent required to be performed prior thereto and in respect thereof)) and the compliance with the applicable provisions of the Collateral Documents and the Notes Indenture and without the consent of any Holder, Iusacell Celular and the Trustee will be entitled to releases of assets included in the Collateral from the Liens securing the Notes pursuant to the Collateral Documents under any one or more of the following circumstances:

(i)    in connection with any direct or indirect sale, disposition, conveyance, transfer, lease, assignment or other disposition, including a Sale-Leaseback Transaction, by the Company or any Restricted Subsidiary that is permitted or not prohibited by Section 3.7 of the Notes Indenture (including those items not deemed to be Asset Sales pursuant to the second sentence of the definition thereof);

(ii)   in respect of assets subject to a Permitted Lien;

(iii)  if the assets to be released have been taken by eminent domain, termination, expropriation, rescate, revocation, condemnation or in similar circumstances;

(iv)  if any Restricted Subsidiary is released from its Note Guarantee in accordance with the terms of the Notes Indenture, such Restricted Subsidiary’s assets will also be released; or

(v)   pursuant to an amendment, waiver or supplement in accordance with the terms of the Notes Indenture.

In addition, so long as such transaction would not violate the Notes Indenture, the Company may, to the extent permitted by applicable law, without any action or consent sent by the Trustee, (i) conduct ordinary course activities with respect to inventory and accounts receivable, including disposing of inventory and accounts receivable and utilizing the proceeds therefrom and collecting accounts receivable and utilizing the proceeds therefrom; (ii) dispose of, in any transaction or series of related transactions, any property subject to the Lien of the Collateral Documents which has become worn out, defective or obsolete or not used or useful in the operations of the Company or its Subsidiaries, (iii) make ordinary course payments from cash that is at any time Collateral as permitted hereunder and under the Collateral Documents and (iv) conduct Qualified Securitization Transactions.  The Company shall deliver to the Trustee, within 30 calendar days following June 30 and December 31, an Officers’ Certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the Trustee was obtained were in the ordinary course of the Company’s business and were not prohibited hereby and that all proceeds therefrom were used by the Company or such Restricted Subsidiary as permitted herein.

Finally, the Trustee shall, at the written request of Iusacell Celular, deliver a certificate to the Collateral and Intercreditor Agent stating that the Obligations of Iusacell Celular under the Notes Indenture have been satisfied in full, and instruct the Collateral and Intercreditor Agent to release the Lien securing the Obligations pursuant to the Notes Indenture and the Collateral Documents upon a satisfaction and discharge of the Notes Indenture or a defeasance or covenant defeasance pursuant to the Notes Indenture.  In connection with such instruction, the Trustee shall request the Collateral and Intercreditor Agent to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of all such Liens.

(E)	Satisfaction and Discharge; Covenant Defeasance

Under the terms of the Notes Indenture, Iusacell Celular may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the Notes Indenture, elect to be discharged from its obligations with respect to outstanding Notes (“defeasance”).  In general, upon a defeasance, Iusacell Celular shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of its obligations under such Notes except for (1) the rights of Holders of such Notes to receive, solely from the trust fund established for such purposes, payments in respect of the principal of and interest on such Notes when such payments are due, (2) certain provisions relating to ownership, registration, cancellation and transfer of the Notes, (3) certain provisions relating to the mutilation, destruction, loss or theft of the Notes, (4) the covenant relating to the maintenance of an office or agency in the City of New York and (5) certain provisions relating to the rights, powers, trusts, duties and immunities of the Trustee.

In addition, Iusacell Celular may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described in the Notes Indenture, elect to be released from certain covenants described in the Notes Indenture (“covenant defeasance”).  Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be a Default or an Event of Default under the Notes Indenture.

The Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Notes Indenture) as to all Notes when:

(a)   either:

(i)    all the Notes that have been executed, authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by Iusacell Celular and thereafter repaid to Iusacell Celular or discharged from such trust) have been delivered to the Trustee for cancellation; or

(ii)   all Notes not previously cancelled have become due and payable, and Iusacell Celular has deposited with the Trustee Dollars or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit, together with irrevocable instructions from Iusacell Celular directing the Trustee to apply such funds to the payment;

(b)   Iusacell Celular or any Restricted Subsidiary has paid all other sums payable under the Notes Indenture and the Notes by Iusacell Celular; and

(c)   Iusacell Celular has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Notes Indenture relating to the satisfaction and discharge of this Notes Indenture have been complied with.

(F)	Evidence of Compliance with Covenants

(d)   Iusacell Celular shall deliver to the Trustee as soon as available, but in any event within 180 days after the end of each fiscal year of Iusacell Celular, an Officers’ Certificate stating whether, to the best of such Officers’ knowledge, anything came to his or her attention to cause him or her to believe that there existed on the date of such statements a Default or Event of Default, and if so, specifying the nature and period of existence thereof.

(e)   Within five days after the date on which any Senior Executive Officer of the Company becomes aware of a Default or Event of Default, the Company shall deliver to the Trustee written notice specifying such Default or Event of Default and what action the Company is taking or proposes to take.

(f)   Upon any request or application by the Company to the Trustee to take any action under the Notes Indenture, the Company may be required to furnish to the Trustee an Officers’ Certificate and an Opinion of Counsel.

(g)   The Company is required to deliver all certificates and opinions under Section 314 of the TIA relating to collateral and releases thereof.

9.	Other obligors.

The Notes will be guaranteed by the following persons:

Name	Address
Comunicaciones Celulares de Occidente, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Inmobiliaria Montes Urales 460, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Iusacell, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Name	Address
Mexican Cellular Holding, Inc.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Portatel del Sureste, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

SOS Telecomunicaciones, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Telecomunicaciones del Golfo, S.A. de C.V.	Montes Urales No. 460, Piso 1 Colonia Lomas de Chapultepec Delegación Miguel Hidalgo, 11000 Mexico, D.F.

Contents of application for qualification.

This application for qualification comprises:

(a)   Pages numbered one to sixteen, consecutively.

(b)   The statement of eligibility and qualification on Form T-1 of U.S. Bank, National Association, as Trustee under each of the indentures to be qualified.

(c)   The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)  Exhibit T3A-1. – The information required under Exhibit T3A for each Applicant (other than Mexican Cellular Holding, Inc.) is contained in the bylaws of such Applicant attached hereto as Exhibit T3B;

(ii)    Exhibit T3A-2. –  Certificate of Incorporation of Mexican Cellular Holding, Inc.

(iii)   Exhibit T3B-1. – A translation of the bylaws of Iusacell Celular;

(iv)    Exhibit T3B-2. – A translation of the bylaws of SOS Telecomunicaciones, S.A. de C.V.;

(v)     Exhibit T3B-3. – A translation of the bylaws of Comunicaciones Celulares de Occidente, S.A. de C.V.;

(vi)    Exhibit T3B-4. – A translation of the bylaws of Telecomunicaciones del Golfo, S.A. de C.V.;

(vii)   Exhibit T3B-5. – A translation of the bylaws of Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.;

(viii)  Exhibit T3B-6. – A translation of the bylaws of Portatel del Sureste, S.A. de C.V.;

(ix)    Exhibit T3B-7. – A translation of the bylaws of Iusacell, S.A. de C.V.;

(x)     Exhibit T3B-8. – A translation of the bylaws of Inmobiliaria Montes Urales 460, S.A. de C.V.;

(xi)    Exhibit T3B-9. – Bylaws of Mexican Cellular Holding, Inc.;

(xii)   Exhibit T3C. – A copy of the form of Indenture;

(xiii)  Exhibit T3D. – The Mexican Court’s resolution approving the terms and conditions described in item 2;

(xiv)  Exhibit T3E. – Not applicable; and

(xv)   Exhibit T3F. – Cross reference sheet showing the location in the Indenture and Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants, Grupo Iusacell Celular, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, SOS Telecomunicaciones, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Comunicaciones Celulares de Occidente, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Telecomunicaciones del Golfo, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Sistemas Telefónicos Portátiles Celulares, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Portatel del Sureste, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Iusacell, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, Inmobiliaria Montes Urales 460, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico,  and Mexican Cellular Holding, Inc., a corporation organized and existing under the laws of the state of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in Mexico City, Mexico, on July 5, 2011.

GRUPO IUSACELL CELULAR, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

SOS TELECOMUNICACIONES, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

COMUNICACIONES CELULARES DE OCCIDENTE, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

TELECOMUNICACIONES DEL GOLFO, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

SISTEMAS TELEFÓNICOS PORTÁTILES CELULARES, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

PORTATEL DEL SURESTE, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

IUSACELL, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

INMOBILIARIA MONTES URALES 460, S.A. DE C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact

MEXICAN CELLULAR HOLDING, INC.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-In-Fact

By:	/s/ Carlos Ferreiro Rivas
Carlos Ferreiro Rivas
Attorney-In-Fact